                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                  SCHEDULE TO
                                 (RULE 14d-100)

       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 3

                          Credit Acceptance Corporation
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                          Credit Acceptance Corporation
--------------------------------------------------------------------------------
                        (Name of Filing Person (Offeror))

                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                           (Title of Class Securities)

                                   225310-10-1
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Charles A. Pearce
            Vice President - General Counsel and Corporate Secretary
                          Credit Acceptance Corporation
                     25505 West Twelve Mile Road, Suite 3000
                            Southfield, MI 48034-8339
                                 (248) 353-2700
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)
                                 With a copy to:

                               Mark A. Metz, Esq.
                               Dykema Gossett PLLC
                             400 Renaissance Center
                                Detroit, MI 48243
                                 (313) 568-6800

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------

        Transaction Valuation*                        Amount of Filing Fee**
        ----------------------                        ----------------------
             $ 44,200,000                                    $ 3,576

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 2,600,000 shares of the outstanding common stock at a price of $17.00 per share in cash.

** The amount of the filing fee equals $80.90 per $1 million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:          $3,576                  Filing Party:     Credit Acceptance Corporation
                             ----------------------------                   ---------------------------------------


     Form or Registration No.:        Schedule TO             Date Filed:               November 26, 2003
                              ---------------------------                ------------------------------------------


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [ ] third-party tender offer subject to Rule 14d-1.
     [X] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 26, 2003, as amended by Amendment No. 1 thereto filed with the Commission on December 18, 2003 and Amendment No. 2 thereto filed with the Commission on January 7, 2004 (the "Schedule TO") by Credit Acceptance Corporation, a Michigan corporation (the "Company" or "CAC"), in connection with the offer by the Company to purchase up to 2,600,000 shares of its Common Stock, par value $.01 per share (the "Shares") at a price between $12.50 and $17.00 per Share, net to the seller in cash without interest, upon the terms and subject to the conditions described in the Offer to Purchase dated November 26, 2003 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"), which together, as each may be amended or supplemented from time to time, constitute the "Offer" and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 4. TERMS OF THE TRANSACTION.

         Item 4 is hereby amended and supplemented by adding the following language:

                  The tender offer expired at 5:00 p.m., New York City time, on January 6, 2004. A total of 2,201,744 shares were properly tendered and not properly withdrawn at prices not greater than $17.00 nor less than $12.50 per share prior to the expiration of the tender offer. CAC accepted for payment a total of 2,201,744 shares at a purchase price of $17.00 per share.

ITEM 11.          ADDITIONAL INFORMATION.

         Item 11 is hereby amended and supplemented by adding the following information:

                  On January 13, 2004, the Company issued a press release announcing the final results of the tender offer, which expired on January 6, 2004. A copy of the press release is filed as Exhibit (a)(5)(vii) to the Schedule TO and is incorporated herein by reference.


ITEM 12. EXHIBITS.

         Item 12 is hereby amended and supplemented to add the following:

Exhibit Number             Description

(a)(5)(vii) Press release dated January 13, 2004 announcing final results of the Offer.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.


                                             CREDIT ACCEPTANCE CORPORATION


Dated: January 13, 2004                      By:  /s/ Brett A. Roberts
                                                 -------------------------------
                                                      Brett A. Roberts
                                                      Chief Executive Officer

                                  EXHIBIT INDEX

EXHIBIT NUMBER    DESCRIPTION
--------------    -----------

(a)(5)(vii) Press release dated January 13, 2004 announcing final results of the Offer.